SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

UNIVERSAL ACCESS GLOBAL HOLDINGS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options Under Universal Access, Inc. Amended 1998 Employee Stock Option Plan and
Universal Access, Inc. 1999 Stock Plan
To Purchase Common Stock, Par Value $.01 Per Share, of Universal Access Global Holdings Inc.,
Having an Exercise Price of at Least $2.50
(Title of Class of Securities)

902580 10 9
(CUSIP Number of Class of Securities) (Underlying Common Stock)

Scott D. Fehlan
General Counsel and Secretary
Universal Access Global Holdings Inc.
233 South Wacker Drive, Suite 600
Chicago, Illinois 60606
(312) 660-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

COPY TO:
Scott D. Miller
Sullivan&Cromwell
1870 Embarcadero Road
Palo Alto, California 94303
(650) 461-5600

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

Introductory Statement

       This Final Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Universal Access Global Holdings Inc. (the “Company”) with the Securities and Exchange Commission on October 30, 2001 and reports the final results relating to the Company's offer to exchange all options outstanding under the Universal Access, Inc. 1999 Stock Plan (the “1999 Plan”) and the Universal Access, Inc. Amended 1998 Employee Stock Option Plan to purchase shares of the Company's common stock, par value $.01 per share (the “Common Stock”), having an exercise price of at least $2.50, for restricted shares of Common Stock to be granted under the 1999 Plan upon the terms and subject to the conditions described in the Offer to Exchange dated November 5, 2001 (the “Offer to Exchange”), and the related Letter of Transmittal.

ITEMS 1-3.

       Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

       Item 4 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

       “The offer made pursuant to the Schedule TO expired at 11:59 p.m. central standard time, on December 10, 2001. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 3,607,810 shares of the Company's common stock. The Company issued 3,446,310 shares of restricted stock in exchange for the options surrendered in the offer.”

ITEMS 5-11.

       Not applicable.

ITEM 12. EXHIBITS.

       Item 12(a) of the Schedule TO is hereby amended to add the following exhibits:

       (a) (10) E-mail Communication to Universal Access Employees, dated December 7, 2001.

             (11) E-mail Communication to Universal Access Employees, dated December 10, 2001.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

       Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Universal Access Global Holdings Inc. /s/ Scott D. Fehlan Scott D. Fehlan General Counsel and Secretary

Date: December 19, 2001

INDEX TO EXHIBITS

ITEM 1. EXHIBITS.

Exhibit Number		Description
(a)(10)	--	E-mail Communication to Universal Access Employees, dated December 7, 2001.
(a)(11)	--	E-mail Communication to Universal Access Employees, dated December 10, 2001.